UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

CLARUS CORPORATION
(Name of Issuer)

Common Stock, $.0001 Par Value Per Share
(Title of Class of Securities)

182707109
(CUSIP Number)

February 14, 2011
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 9 Pages

CUSIP NO. 182707109	Page 2 of 9 Pages

1.	Names of Reporting Persons

WHITE ROCK CAPITAL MANAGEMENT, L.P.

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

TEXAS

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 27,992
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		27,992

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

27,992

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[X]

11.	Percent of Class Represented By Amount in Row (9)

0.13%

12.	Type of Reporting Person (See Instructions)

PN; IA

CUSIP NO. 182707109	Page 3 of 9 Pages

1.	Names of Reporting Persons

WHITE ROCK CAPITAL (TX), INC.

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

TEXAS

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 27,992
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		27,992

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

27,992

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[X]

11.	Percent of Class Represented By Amount in Row (9)

0.13%

12.	Type of Reporting Person (See Instructions)

CO; IA

CUSIP NO. 182707109	Page 4 of 9 Pages

1.	Names of Reporting Persons

THOMAS U. BARTON

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

UNITED STATES

	5.	Sole Voting Power
Number of Shares		88,200
Beneficially Owned By Each	6.	Shared Voting Power 27,992
Reporting Person With	7.	Sole Dispositive Power 88,200
	8.	Shared Dispositive Power
		27,992

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

116,192

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[X]

11.	Percent of Class Represented By Amount in Row (9)

0.53%

12.	Type of Reporting Person (See Instructions)

IN; IA

CUSIP NO. 182707109	Page 5 of 9 Pages

1.	Names of Reporting Persons

JOSEPH U. BARTON

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

UNITED STATES

	5.	Sole Voting Power
Number of Shares		111,200
Beneficially Owned By Each	6.	Shared Voting Power 27,992
Reporting Person With	7.	Sole Dispositive Power 111,200
	8.	Shared Dispositive Power
		27,992

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

139,192

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[X]

11.	Percent of Class Represented By Amount in Row (9)

0.64%

12.	Type of Reporting Person (See Instructions)

IN; IA

CUSIP NO. 182707109	Page 6 of 9 Pages

This eighth amended Schedule 13G relating to the Shares (as defined below) of Clarus Corporation, a Delaware corporation, amends and restates the seventh amended Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on February 14, 2011 (as amended, the “Schedule 13G”), which was inadvertently coded with the incorrect form type and filed as a Schedule 13D/A.  This Schedule 13G is filed herewith to correct the technical error relating to the form type of the previously filed Schedule 13G.

Item 1(a).	Name of Issuer:

Clarus Corporation (the "Issuer").

Item 1(b).	Address of the Issuer's Principal Executive Offices:

One Landmark Square
Stamford, Connecticut 06901

Item 2(a).	Name of Person Filing

The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	White Rock Capital Management, L.P., a Texas limited partnership (“White Rock Management”);

ii)	White Rock Capital (TX), Inc., a Texas corporation (“White Rock, Inc.”);

iii)	Thomas U. Barton; and

iv)	Joseph U. Barton.

This statement relates to Shares held for the accounts of (i) an institutional client (the “White Rock Client”) of White Rock Management, (ii) White Rock Capital Partners, L.P., a Texas limited partnership ("White Rock Partners"), (iii) certain family limited partnerships and family trusts for which Thomas U. Barton serves as a member of the general partner or as trustee (the "Thomas U. Barton Entities"), and (iv) certain family limited partnerships and family trusts for which Joseph U. Barton serves as a member of the general partner or as trustee (the "Joseph U. Barton Entities").  The general partner of White Rock Partners is White Rock Management, the general partner of which is White Rock, Inc.  Thomas U. Barton and Joseph U. Barton are the shareholders of White Rock, Inc.  In such capacities, each of Thomas U. Barton and Joseph U. Barton may be deemed to be the beneficial owner of the Shares held for the account of White Rock Partners.  In his capacities as a member of the general partner or as trustee, Thomas U. Barton may be deemed to be the beneficial owner of the Shares held for the accounts of the Thomas U. Barton Entities.  In his capacities as a member of the general partner or as trustee, Joseph U. Barton may be deemed to be the beneficial owner of the Shares held for the accounts of the Joseph U. Barton Entities.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address and principal business office of each of White Rock Management, White Rock, Inc., Thomas U. Barton and Joseph U. Barton is 3131 Turtle Creek Boulevard, Suite 800, Dallas, Texas 75219.

Item 2(c).	Citizenship:

i)	White Rock Management is a Texas limited partnership;

ii)	White Rock, Inc. is a Texas corporation;

iii)	Thomas U. Barton is a United States citizen; and

iv)	Joseph U. Barton is a United States citizen.

Item 2(d).	Title of Class of Securities:
Common Stock, $.0001 par value per share (the “Shares”).
Item 2(e).	CUSIP Number:

182707109

CUSIP NO. 182707109	Page 7 of 9 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
This Item 3 is not applicable.
Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of the following number of Shares:

(i) Each of White Rock Management and White Rock, Inc. may be deemed the beneficial owner of 27,992 Shares, which are held for the account of White Rock Partners.

(ii)  Thomas U. Barton may be deemed the beneficial owner of 116,192 Shares.  This number consists of (1) 27,992 Shares held for the account of White Rock Partners and (2) 88,200 Shares held for the accounts of the Thomas U. Barton Entities.

(iii)  Joseph U. Barton may be deemed the beneficial owner of 139,192 Shares.  This number consists of (1) 27,992 Shares held for the account of White Rock Partners and (2) 111,200 Shares held for the accounts of the Joseph U. Barton Entities.

Item 4(b).	Percent of Class:

(i)  The number of Shares of which each of White Rock Management and White Rock, Inc. may be deemed to be the beneficial owner constitutes approximately 0.13% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recent quarterly report on Form 10-Q, there were 21,738,484 Shares outstanding as of November 4, 2010).

(ii) The number of Shares of which Thomas U. Barton may be deemed to be the beneficial owner constitutes approximately 0.53% of the total number of Shares outstanding.

(iii) The number of Shares of which Joseph U. Barton may be deemed to be the beneficial owner constitutes approximately 0.64% of the total number of Shares outstanding.

Item 4(c).	Number of shares as to which such person has:

White Rock Management
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	27,992
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	27,992

White Rock, Inc.
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	27,992
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	27,992

Thomas U. Barton
(i)	Sole power to vote or direct the vote	88,200
(ii)	Shared power to vote or to direct the vote	27,992
(iii)	Sole power to dispose or to direct the disposition of	88,200
(iv)	Shared power to dispose or to direct the disposition of	27,992

Joesph U. Barton
(i)	Sole power to vote or direct the vote	111,200
(ii)	Shared power to vote or to direct the vote	27,992
(iii)	Sole power to dispose or to direct the disposition of	111,200
(iv)	Shared power to dispose or to direct the disposition of	27,992

CUSIP NO. 182707109	Page 8 of 9 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

(i)  The partners of White Rock Partners have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by White Rock Partners in accordance with their partnership interests in White Rock Partners.

(ii)  The partners of the White Rock Client have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by the White Rock Client in accordance with its partnership interests in the White Rock Client.

White Rock Partners expressly disclaims beneficial ownership of any Shares held for the account of the White Rock Client.  The White Rock Client expressly disclaims beneficial ownership of any Shares held for the account of White Rock Partners.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. 182707109	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 16, 2011	WHITE ROCK CAPITAL MANAGEMENT, L.P.
By: White Rock Capital (TX), Inc., its General Partner

By: /s/ Paula Storey
Paula Storey
Attorney-in-Fact

Date: February 16, 2011	WHITE ROCK CAPITAL (TX), INC.

By: /s/ Paula Storey
Paula Storey
Attorney-in-Fact

Date: February 16, 2011	THOMAS U. BARTON

By: /s/ Paula Storey
Paula Storey
Attorney-in-Fact

Date: February 16, 2011	JOSEPH U. BARTON

By: /s/ Paula Storey
Paula Storey
Attorney-in-Fact